Exhibit 12.1
Schedule of Ratio of Earnings (Loss) to Fixed Charges (Unaudited)

	Year Ended December 31,		Six Months Ended June 30,
	2003	2004	2004	2005
NET LOSS	$(305,335)	$(842,281)	$(233,042)	$(486,909)

INTEREST EXPENSE	$1,459,141	$2,026,424	$755,734	$1,393,169
PREFERRED DIVIDENDS	$63,595	$173,592	$81,394	$73,088
RENT EXPENSE (1)	8,855	9,838	4,428	4,919

TOTAL FIXED CHARGES	$1,531,591	$2,209,854	$841,556	$1,471,176

DEFICIENCY	$1,836,926	$3,052,135	$1,074,598	$1,958,085

Ratio of Earnings (Loss) to fixed charges (1)	(19.94)	(38.11)	(27.69)	(33.10)

(1)	For purposes of computing our ratio of earnings (loss) to fixed charges, we calculated earnings (loss) by adding fixed charges to the net loss. Fixed charges consist of gross interest expenses, preferred dividend payments and one-third rent expense, which is the amount we believe is representative of our interest factor component of our rent expense.